UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934


                             PHONETEL TECHNOLOGIES, INC.
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                      71921H406
                                    (CUSIP Number)

                                   October 1, 1998
               (Date of Event Which Requires Filing of This Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                    [ ]  Rule 13d-1(b)

                    [x]  Rule 13d-1(c)

                    [ ]  Rule 13d-1(d)


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





     CUSIP No. 71921H406             SCHEDULE 13G                    Page 2 of 9



       1   Name Of Reporting Person              JACKSON SQUARE MANAGEMENT, LLC

           IRS Identification No. Of Above Person

       2   Check The Appropriate Box If A Member Of A Group            (a)  [ ]
           N/A
                                                                       (b)  [ ]

       3   SEC USE ONLY


       4   Citizenship Or Place Of Organization

                                  Delaware, United States

                          5    Sole Voting Power

                                                  1,200,000
         NUMBER OF        6    Shared Voting Power
           SHARES
        BENEFICIALLY                                 -0-
       OWNED BY EACH
         REPORTING        7    Sole Dispositive Power
        PERSON WITH
                                                  1,200,000

                          8    Shared Dispositive Power

                                                     -0-

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                         1,200,000

       10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
            Shares*                                                         [ ]


       11   Percent Of Class Represented By Amount In Row 9

                                           7.17%

       12   Type Of Reporting Person*

                                             IA





     CUSIP No. 71921H406             SCHEDULE 13G                    Page 3 of 9



       1   Name Of Reporting Person               JACKSON SQUARE PARTNERS, L.P.

           IRS Identification No. Of Above Person

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]
           N/A
                                                                      (b)  [ ]

       3   SEC USE ONLY


       4   Citizenship Or Place Of Organization

                                  Delaware, United States

                          5    Sole Voting Power

                                                     -0-
         NUMBER OF        6    Shared Voting Power
           SHARES
        BENEFICIALLY                              1,200,000
       OWNED BY EACH
         REPORTING        7    Sole Dispositive Power
        PERSON WITH
                                                     -0-

                          8    Shared Dispositive Power

                                                  1,200,000

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                         1,200,000

       10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
            Shares*                                                        [ ]


       11   Percent Of Class Represented By Amount In Row 9

                                           7.17%

       12   Type Of Reporting Person*

                                             PN





     CUSIP No. 71921H406             SCHEDULE 13G                    Page 4 of 9



       1   Name Of Reporting Person           WILL K. WEINSTEIN REVOCABLE TRUST

           IRS Identification No. Of Above Person

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]
           N/A
                                                                      (b)  [ ]

       3   SEC USE ONLY


       4   Citizenship Or Place Of Organization

                                       United States

                          5    Sole Voting Power

                                                     -0-
         NUMBER OF        6    Shared Voting Power
           SHARES
        BENEFICIALLY                              1,200,000
       OWNED BY EACH
         REPORTING        7    Sole Dispositive Power
        PERSON WITH
                                                     -0-

                          8    Shared Dispositive Power

                                                  1,200,000

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                         1,200,000

       10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
            Shares*                                                        [ ]


       11   Percent Of Class Represented By Amount In Row 9

                                           7.17%

       12   Type Of Reporting Person*






     CUSIP No. 71921H406             SCHEDULE 13G                    Page 5 of 9



       1   Name Of Reporting Person                           WILL K. WEINSTEIN

           IRS Identification No. Of Above Person

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]
           N/A
                                                                      (b)  [ ]

       3   SEC USE ONLY


       4   Citizenship Or Place Of Organization

                                       United States

                          5    Sole Voting Power

                                                     -0-
         NUMBER OF        6    Shared Voting Power
           SHARES
        BENEFICIALLY                              1,200,000
       OWNED BY EACH
         REPORTING        7    Sole Dispositive Power
        PERSON WITH
                                                     -0-

                          8    Shared Dispositive Power

                                                  1,200,000

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                         1,200,000

       10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
            Shares*                                                        [ ]


       11   Percent Of Class Represented By Amount In Row 9

                                           7.17%

       12   Type Of Reporting Person*

                                             IN





     CUSIP No. 71921H406             SCHEDULE 13G                    Page 6 of 9



       1   Name Of Reporting Person                                   ODED LEVY

           IRS Identification No. Of Above Person

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]
           N/A
                                                                      (b)  [ ]

       3   SEC USE ONLY


       4   Citizenship Or Place Of Organization

                                       United States

                          5    Sole Voting Power

                                                     -0-
         NUMBER OF        6    Shared Voting Power
           SHARES
        BENEFICIALLY                              1,200,000
       OWNED BY EACH
         REPORTING        7    Sole Dispositive Power
        PERSON WITH
                                                     -0-

                          8    Shared Dispositive Power

                                                  1,200,000

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                         1,200,000

       10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
            Shares*                                                        [ ]


       11   Percent Of Class Represented By Amount In Row 9

                                           7.17%

       12   Type Of Reporting Person*

                                             IN





          CUSIP No. 71921H406            13G              Page 7 of 9 Pages




          Item 1(a).     Name of Issuer.

                    PhoneTel Technologies, Inc. (the "Issuer").

          Item 1(b).     Address of Issuer's Principal Executive Offices.

                    North Point Tower, 7th Floor
                    1001 Lakeside Avenue
                    Cleveland, Ohio  44114

          Item 2(a).     Names of Persons Filing.

                    Jackson Square Partners, L.P.("Partners"), Jackson Square Management, LLC. ("Management"), Will K. Weinstein Revocable Trust ("Trust"), Will K. Weinstein, Oded Levy.

          Item 2(b).     Address of Principal Business Office or, if none,
                         Residence.

                    The business address of each of the reporting persons is 909 Montgomery Street, Suite 500, San Francisco, California 94133.

          Item 2(c).     Citizenship.

                    Partners is a Delaware limited partnership, Management is a Delaware limited liability company, Trust is a United States entity, Will K. Weinstein and Oded Levy are citizens of the United States.

          Item 2(d).     Title of Class of Securities.

                    Common Stock ("Common Stock").

          Item 2(e).     CUSIP Number.  71921H406


          Item 3.   Type of Reporting Person.

                    Management is an investment advisor registered under
                    Section 203 of the Investment Advisers Act of 1940 and the general partner of Partners. Partners is a limited partnership. Trust is the executive member-manager of Management, Will K. Weinstein is the sole trustee of Trust and Oded Levy is a manager-member of Management. Wienstein, through Trust, and Oded Levy share investment power over Management's and, in turn, Partner's investment portfolios.





          CUSIP No. 71921H406            13G              Page 8 of 9 Pages




          Item 4.   Ownership.

                    Reference is hereby made to Items 5-9 and 11 of the cover pages to this Schedule 13G, which Items are incorporated by reference herein.

          Item 5.   Ownership of Five Percent or Less of a Class.

                    Not applicable.

          Item 6.   Ownership of More Than Five Percent on Behalf of
                    Another Person.

                    Not applicable.

          Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                    See Item 4 above.

          Item 8.   Identification and Classification of Members of the
                    Group.

                    Not applicable.

          Item 9.   Notice of Dissolution of Group.

                    Not applicable.

          Item 10.  Certification.

                         By signing below, each of the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





          CUSIP No. 71921H406            13G              Page 9 of 9 Pages



                                      Signatures

                    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        JACKSON SQUARE PARTNERS, L.P.
                                        By: JACKSON SQUARE MANAGEMENT, LLC
                                        Its: General Partner

                                        By:  WILL K. WEINSTEIN REVOCABLE
                                             TRUST


                                        By:  /s/ Will K. Weinstein
                                             ______________________________
                                        Title:Trustee
          DATED:  October 8, 1998

                                        JACKSON SQUARE MANAGEMENT, LLC


                                        By:  WILL K. WEINSTEIN REVOCABLE
                                             TRUST

                                        By:  /s/ Will K. Weinstein
                                             ______________________________
                                        Title:Trustee
          DATED:  October 8, 1998


                                        /s/ Will K. Weinstein
                                        ___________________________________
                                        WILL K. WEINSTEIN
          DATED:  October 8, 1998


                                        /s/ Oded Levy
                                        ___________________________________
                                        ODED LEVY
          DATED:  October 8, 1998